ECARX Cloudpeak digital cockpit software stack will be essential element for sustainable future growth in the software-defined vehicle era

February 22, 2024, London, UK – ECARX (Nasdaq: ECX) ("ECARX"), the global automotive technology provider, has developed and deployed its ECARX Cloudpeak digital cockpit software stack to meet the requirements of automotive manufacturers in the software-defined vehicle era.
ECARX Cloudpeak was developed by ECARX’s global R&D teams in collaboration with HaleyTek – the joint venture between ECARX and Volvo Cars, located in Gothenburg, Sweden. Based on the Android Automotive operating system and Linux, Cloudpeak is a fully flexible, modular platform created to provide global automotive OEMs with an intelligent foundation for the state-of-the-art infotainment and advanced driver assistance systems (ADAS) of today, and the software-defined vehicles of tomorrow. One of the first applications for ECARX Cloudpeak is Volvo EX30 fully electric SUV.
Peter Cirino, Chief Operating Officer of ECARX, said: “We’re delighted with the incredible success that Volvo EX30 has already achieved, and this award-winning vehicle is the perfect showcase for Cloudpeak’s capability. Cloudpeak is a key product line for ECARX and leverages our unique ability to develop full-stack solutions in-house, and in close collaboration with other suppliers, technology companies, and automotive OEMs. This ensures world-class functionality and robustness, enabling us to support our customers’ ambitions, and, at the same time, our ambition to build the ultimate vehicle mind in the era of the software-defined vehicles.”
Volvo EX30 is Volvo’s latest fully electric SUV, designed to make people’s lives safer, more convenient, and more enjoyable. The showpiece of its stylish interior is an infotainment system built around a single 12.3-inch touchscreen, mounted in the center of the instrument panel, and offers a contextual user experience to make it simpler and more intuitive for the driver to interact with. It also offers driver display views – such as calm view and surround view – designed to give the driver the information they need and want the most. The system’s 5G connectivity and over-the-air software updates enable a host of cloud-enabled features and makes it easy for new functions to be added.
ECARX Cloudpeak manages the seamless integration of all the information an EX30’s driver needs, including navigation instructions from Google Maps, hands-free help from Google Assistant just by saying, ‘Hey Google’, and apps from Google Play – in addition to wireless Android Auto and, for the first time in a Volvo, wireless Apple CarPlay. Cloudpeak is also networked to the vehicle's comprehensive suite of ADAS features, including collision avoidance and mitigation, pedestrian and cyclist steering avoidance, traffic jam assist, lane change assist, park pilot assist, door opening alert, and 360° camera.
The EX30 application is a true global success story for Volvo Cars and for ECARX as strong customer demand sees the vehicle launching in more markets worldwide, and with Volvo adding production capacity for this key model in its Ghent plant, Belgium, from 2025.

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Software platforms are forecast to experience a 12% CAGR by 2030, reaching a market value of $13 billion1. The main driver for growth is ADAS1, in which ECARX has proven expertise and partnerships with some of the world’s leading technology companies.
1 BCG article: ‘Where Will Software Drive the Auto Industry Next?’; 06.10.23
Google, Google Play and Google Maps are trademarks of Google LLC.

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has almost 2,000 employees based in 11 major locations in UK, USA, Sweden, China and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 5.6 million vehicles worldwide.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

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Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
media@ecarxgroup.com

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